073 Putnam Premier Income Fund
07/31/09 Annual

Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.

74P

On September 15, 2008, the fund terminated its outstanding derivatives contracts with Lehman Brothers Special Financing, Inc. (LBSF) in connection with the bankruptcy filing of LBSFs parent company, Lehman Brothers Holdings, Inc. On September 26, 2008, the fund entered into a receivable purchase agreement (Agreement) with another registered investment company (the Seller) managed by Putnam Management. Under the Agreement, the Seller sold to the fund the right to receive, in the aggregate, $1,457,093 in net payments from LBSF in connection with certain terminated derivatives transactions (the Receivable), in exchange for an initial payment plus (or minus) additional amounts based on the funds ultimate realized gain (or loss) with respect to the Receivable. The Receivable will be off set against the funds net payable to LBSF of $13,445,553 and is included in the Statement of assets and liabilities in Payable for investments purchased. Future payments under the Agreement are valued at fair value following procedures approved by the Trustees and are included in the Statement of assets and liabilities. All remaining payments under the Agreement will be recorded as realized gain or loss. The funds net payable to LBSF was calculated in accordance with the funds master contract with LBSF. The fund has accrued interest on the net payable, which is included in the Statement of operations in Interest expense. Putnam Management currently is in discussions with LBSF regarding resolution of amounts payable to LBSF. Amounts recorded are estimates and final payments may differ from these estimates by a material amount.